December 14, 2006

Mail Stop 4561

Mr. Kerry Killinger
Chairman and Chief Executive Officer
1201 Third Avenue
Seattle, Washington 98101

Re: Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed August 9, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006, June 30, 2006, and September 30, 2006
File Number: 001-14667

Dear Mr. Killinger:

We have reviewed your response to our comment letter dated October 31, 2006 and have the following comment.

Form 10-K/A, filed August 9, 2006

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 99

1. We have reviewed your response to comment one of our letter dated October 31, 2006. Your September 30, 2006 Form 10-Q disclosure indicates that implementation of initiatives within your Operational Excellence process may lead to material changes in your operations. Please describe for us the decision-making and approval process, including the timing and level of management involvement, related to significant staff reductions and closures or relocations of facilities. Quantify for us the costs incurred as a result of significant staff reductions and closure or relocations of facilities during 2005 and 2006.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3449, if you have questions regarding this comment.

Sincerely,

Joyce Sweeney
Senior Staff Accountant